UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

Zoetis Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-35797	46-0696167
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

100 Campus Drive
Florham Park, NJ 07932
(Address of principal executive office)

Heidi C. Chen
Executive Vice President,
General Counsel and Corporate Secretary
Tel: (973) 822-7000
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Zoetis Inc. (the Company) has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report. Both reports are posted and publicly available at the Company's corporate website: www.zoetis.com.

Item 1.02 Exhibit

The Company's Conflict Minerals Report is attached as Exhibit 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit Number	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZOETIS INC.

By:	/s/ Heidi C. Chen
Name:	Heidi C. Chen
Title:	Executive Vice President,
General Counsel and Corporate Secretary
Dated: May 29, 2015